SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 10, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated April 10, 2008 “Ericsson’s Annual General Meeting 2008”.

April 9, 2008 PRESS RELEASE

Ericsson´s Annual General Meeting 2008

At Telefonaktiebolaget LM Ericsson´s (NASDAQ: ERIC) Annual General Meeting (AGM) of Shareholders the proposals by the Board of Directors and the Nomination Committee were approved.

Dividend

The proposed dividend of SEK 0,50 was adopted. The record day was set to Monday, April 14, 2008. Payment from VPC is expected to take place on Thursday, April 17, 2008.

Adoption of the Profit and Loss Statement and the Balance Sheet

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent Company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group for 2007. The members of the Board of Directors and the President were discharged from liability for the fiscal year 2007.

Board of Directors

In accordance with the proposals by the Nomination Committee, Michael Treschow was re-elected Chairman of the Board of Directors and Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg, and Marcus Wallenberg were re-elected to the Board. Roxanne Austin was elected new Board member.

Reverse Split

In accordance with the proposal of the Board of Directors, the AGM resolved on a reverse split of shares 1:5, to the effect that five shares of series A and five shares of series B, respectively, are consolidated into one share of series A and one share of series B, respectively. The record date for the reverse split is June 4, 2008.

Board of Directors’ Fees

The AGM approved the Nomination Committee’s proposals for yearly fees to the non-employed members of the Board to be SEK 3 750 000 to the Chairman and SEK 750 000 to each of the other Board members.

Committee work fees to the non-employed members were approved as follows: SEK 350 000 to the Chairman of the Audit Committee, SEK 250 000 to each of the other members of the Audit Committee and SEK 125 000 to the Chairmen and to each of the other members of the Finance- and Remuneration Committee, respectively.

The AGM approved the proposal to pay part of the fees to the Directors, in respect of the Board assignment, in the form of synthetic shares on the terms and conditions described in the notice to the AGM.

The AGM also approved the proposals for the procedure on appointing the members and the assignment to the Committee.

Principles for Remuneration

In accordance with the Board of Directors’ proposals, the AGM resolved to approve the principles for remuneration and other employment terms for the top executives.

Long-Term Variable Compensation Programs (LTV)

In accordance with the Board of Directors’ proposals, the AGM resolved as follows.

Completion of LTV 2007

-	Transfer of 13.6 million B shares during the period May 2008 - November 2011, free of consideration to employees covered by the terms of the LTV 2007.

-	Transfer of 3.4 million B shares prior to the AGM 2009 on the OMX Nordic Exchange Stockholm at a price within the, at each time, prevailing price interval for the share to cover payments for social security charges.

LTV 2008, directed issue of shares, directed acquisition offer and transfer of shares

-	Implementation of LTV 2008 including the Stock Purchase Plan for all employees, the Key Contributor Retention Plan for key contributors and the Executive Performance Stock Plan. Costs for compensation, social security and administration are estimated to MSEK 1 062 -1 909.

-	A directed issue of 99.5 million C shares to AB Industrivärden and/ or Investor AB at a subscriptions price corresponding to the ratio value of the share, i.e. SEK 1.

-	Authorization for the Board of Directors to decide on a directed acquisition offer of the 99.5 million C shares at a price per share of no less than SEK 1 and no more than SEK 1.05. Following the acquisition, the C shares will, in accordance with the articles of association, be converted to B shares, which thereafter can be transferred to employees and on an exchange.

-	Transfer of 82.3 million B shares during the period November 2008 - November 2012, free of consideration, to employees covered by the terms of the LTV 2008.

-	Transfer of 17.2 million B shares prior to the Annual General Meeting in 2009 on the OMX Nordic Exchange Stockholm at a price within the, at each time, prevailing price interval for the share, to cover payments for social security charges.

Transfer of treasury stock for previously decided LTV programs

Transfer of approximately 71 million shares to cover certain payments, mainly social security charges, that may occur in relation to the Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, the Long-Term Incentive Plans 2004, 2005, 2006 and the Long-Term Variable Compensation Program 2007.

Dilution

The Company has approximately 16 billion shares issued. As per today, the Company holds approximately 225 million shares in treasury. The 17 million B shares allocated for LTV 2007 and the 99.5 million B shares allocated for LTV 2008 corresponds to approximately 0.1 percent and 0.62 percent respectively of the total number of outstanding shares.

The number of shares, the subscription price and the acquisition price will be recalculated as a result of the reverse split of shares 1:5.

Proposal on voting rights

The AGM resolved not to approve Einar Hellbom’s proposal that each share shall carry one vote.

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 185 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27.9 billion (SEK 188 billion) in 2007. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on the Stockholm, London and NASDAQ stock exchanges.

For more information including complete proposals to the AGM, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 10, 2008